Exhibit 99.2

PRESS RELEASE

TotalEnergies and ONGC in India Join Forces to Detect and
Measure Methane Emissions

Paris/Goa, February 6, 2024 – On the occasion of India Energy Week 2024, TotalEnergies and Oil and Natural Gas Corporation (ONGC) have signed a Cooperation Agreement to carry out methane emissions detection and measurement campaigns using TotalEnergies’ pioneer AUSEA (Airborne Ultralight Spectrometer for Environmental Applications) technology.

The Cooperation Agreement was signed by Dr. Sangkaran Ratnam, Country Chair of TotalEnergies in India on behalf of TotalEnergies and Ms. Sushma Rawat, Director (Exploration) Oil and Natural Gas Corporation on behalf of ONGC.

ONGC has been inviting international technology partners to help reduce its methane emissions in India by 2030, while TotalEnergies has decided to share its AUSEA technology in an effort to pivot the whole industry towards zero methane emissions by 2030. Both companies are party to the Oil and Gas Decarbonization Charter (OGDC), global industry initiative launched at COP28.

ONGC joins a growing list of national companies who have signed cooperation agreements with TotalEnergies for the use of AUSEA including Petrobras in Brazil, SOCAR in Azerbaijan, Sonangol in Angola and NNPCL in Nigeria.

AUSEA, a one-of-a-kind technology by TotalEnergies

Mounted on a drone, the AUSEA gas analyzer, developed by TotalEnergies and its R&D partners, consists of a dual sensor capable of detecting methane and carbon dioxide emissions, while at the same time identifying their source. This technology marks a step change in methane emissions detection and measurement compared to traditional techniques. By allowing access to hard-to-reach emission points, on all types of industrial facilities, both offshore and offshore, AUSEA is reputed as one of the most accurate technologies in the industry.

“Our industry’s priority in the fight against climate change is to slash methane emissions from operations. Aiming for zero methane emissions by 2030 is our collective ambition as signatories of the OGDC at COP28. We are pleased to collaborate and make our AUSEA technology available to ONGC, in India, to detect, measure and eventually reduce methane emissions on their own assets”, said Patrick Pouyanné Chairman and CEO of TotalEnergies.

Commenting on the pact, Shri Arun Kumar Singh, Chairman and Managing Director of ONGC, said “In line with our collective ambitions as signatories of the OGDC at COP28, ONGC is scouting for new technologies to reduce its methane emissions by 50 % by 2027 and by 80% in 2030 compared to 2020. The introduction of the AUSEA technology will further strengthen our efforts to achieve zero methane emissions by 2038.”

TotalEnergies, a pioneer in slashing down methane emissions

After halving its methane emissions from its operated sites between 2010 and 2020, TotalEnergies set ambitious targets to step up its efforts and reduce methane emissions by a further 50% by 2025 – with the ambition to reach this target a year early, in 2024 - and by 80% in 2030, compared to 2020.

TotalEnergies is also committed to promoting the United Nations Oil and Gas Methane Partnership (OGMP 2.0) framework with other national and international oil companies. The Company has now held the OGMP Gold standard status for the three years in a row.

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About ONGC

ONGC stands as a prominent global player in the energy industry, with a growing international presence. Dedicated to advancing sustainable energy initiatives, ONGC has set Net Zero Scope-1 and Scope-2 Emissions goals by 2038, exemplifying its commitment to environmental stewardship. Committed to sustainable energy solutions, ONGC plays a pivotal role in meeting India's growing energy demands while upholding the highest standards of corporate governance and environmental responsibility. The company's global footprint strengthens its portfolio and establishes it as a significant player in the worldwide energy landscape. ONGC's commitment extends beyond operational excellence, including a dedication to environmental sustainability, responsible business practices, and a strong emphasis on corporate governance, setting industry benchmarks and fostering trust among stakeholders.

About TotalEnergies in India

TotalEnergies, is present in India since 1993 and has a growing footprint in the Country. The Company has partnered with the Adani Group through Joint Ventures in Gas and Renewables (Adani Total Private Limited, Dhamra LNG Terminal Private Limited, Adani Total Gas Limited, Adani Green Energy Limited) and also has a presence in energy storage (SAFT) and distributed solar generation. It operates in the chemical business (Hutchinson) and is active in LPG, lubricants and special fluids, an underground LPG storage facility at Vizag through a JV with HPCL, and manufacturing & marketing of modified bitumen derivatives through a JV with Indian Oil Corporation Limited. The Company has a R&D centre in Mumbai (Technical Centre Asia- Pacific) and a Digital Innovation Center located in Pune, in partnership with Tata Consulting Services (TCS).

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables, and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Corporate Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).